SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vicor Corporation

(Name of Subject Company (Issuer))

Vicor Corporation (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 per share par value

(Title of Class of Securities)

925815102

(CUSIP Number of Class of Securities)

Patrizio Vinciarelli

Vicor Corporation

25 Frontage Road

Andover, MA 01810

(978) 470-2900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Gabor Garai, Esquire

Foley & Lardner LLP

111 Huntington Avenue

Boston, MA 02199-7610

(617) 342-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,000,000	$2,728

*	Estimated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, this amount was calculated assuming that 3,717,472 outstanding shares of common stock, par value $0.01, are being purchased at the maximum possible tender offer price of $5.38 per share.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,728	Filing Party: Vicor Corporation
Form of Registration No.: Schedule TO	Date Filed: November 26, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO first filed by Vicor Corporation, a Delaware corporation (“Vicor”), on November 26, 2012, and amended by Amendment No. 1 filed on December 24, 2012 (as amended, the “Schedule TO”). The Schedule TO relates to the tender offer by Vicor to purchase up to 4,651,162 shares of its common stock, $0.01 per share par value (the “Common Shares”), or such fewer number of Common Shares as are properly tendered and not properly withdrawn, at a price not greater than $5.38 nor less than $4.30 per Common Share, net to the seller in cash, without interest, as specified by stockholders tendering their Common Shares. Vicor’s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 2012, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

All information in the offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 1 and 4.	Summary Term Sheet; Terms of the Transaction.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented as follows:

On January 24, 2013, Vicor announced it has extended the Expiration Date of the offer until 5:00 P.M., New York City time, on March 1, 2013, unless further extended or withdrawn. A copy of the press release is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:

(a)(5)(E) Press release announcing extension of the Tender Offer, dated January 24, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Patrizio Vinciarelli
Name:	Patrizio Vinciarelli
Title:	Chairman of the Board, President and Chief Executive Officer

Date:	January 24, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)**	Offer to Purchase, dated November 26, 2012.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 26, 2012.

(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 26, 2012.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release announcing the intention to conduct the Tender Offer, dated November 19, 2012 (incorporated by reference from the Company’s Form TO-C filed on November 19, 2012).

(a)(5)(B)**	Press release announcing the commencement of the Tender Offer, dated November 26, 2012.

(a)(5)(C)**	Press release regarding near-term outlook, dated November 26, 2012.

(a)(5)(D)***	Press release announcing extension of the Tender Offer, dated December 24, 2012.

(a)(5)(E)	Press release announcing extension of the Tender Offer, dated January 24, 2013.

(b)	None.

(c)	None.

(d)(1)	Vicor Corporation Amended and Restated Stock Option and Incentive Plan (incorporated by reference to the Company’s Proxy Statement for its 2002 Annual Meeting of Stockholders, filed on April 29, 2002 (File No. 000-18277).

(d)(2)	Form of Non-Qualified Stock Option under the Vicor Corporation Amended and Restated Stock Option and Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on November 4, 2004 (File No. 000-18277).

(d)(3)	Vicor Corporation 1998 Stock Option and Incentive Plan (incorporated by reference to the Company’s Registration Statement on Form S-8, as amended, under the Securities Act of 1933 (File No. 33-61177).

(d)(4)	Vicor Corporation 1993 Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8, as amended, under the Securities Act of 1933 (File No. 33-65154).

(e)	None.

(f)	Not applicable.

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO-C on November 19, 2012
**	Previously filed with the Schedule TO on November 26, 2012
***	Previously filed with Amendment No. 1 on December 24, 2012